EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
First Quarter 2011 Financial Results

YAHUD, ISRAEL, May 31, 2011 -- Magal S3 Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its financial results for the three month period ended March 31, 2011. Management will hold an investors’ conference call later today, at 10:30am Eastern Time and 5:30pm Israel time, to discuss the results.

FIRST QUARTER 2011 RESULTS SUMMARY

Revenues for the first quarter of 2011 totaled $11.5 million, an increase of 18% compared to the $9.8 million reported in the first quarter of 2010.

Gross profit for the first quarter of 2011 was $4.6 million, or 39.9% of revenues. This is an increase of 26% compared to a gross profit of $3.7 million, or 37.4% of revenues as reported for the first quarter of 2010.

Operating loss for the first quarter of 2011 was reduced to $1.2 million compared with an operating loss of $1.6 million as reported in the first quarter of 2010.

Financing expenses in the quarter amounted to $155,000 compared to $769,000 in the first quarter of 2010. Financing expenses in the quarter were influenced by the changes in the exchange rates of the Israel shekel, Mexican peso and Canadian dollar against the US dollar.

Taxes on income in the quarter were $200,000 compared with no tax expense in the first quarter of 2010. The relatively high tax expense in the quarter compared with the prior quarter was due the fact that some of the Company’s subsidiaries were profitable in the quarter.

Net loss for the first quarter of 2011 was $1.6 million, compared with a net loss of US$2.4 million in the first quarter of 2010.

Net loss per share in the first quarter of 2011 was $0.15, compared with a net loss per share of $0.23 in the same period last year.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said,
“The first quarter of the year is seasonally the weakest for our company, but we are pleased in the improvement over last year’s results and it is a good base on which to start 2011. In the past few months we have won a number of key tenders for contracts in some important emerging regions. As we begin to execute on these projects, we expect to see their contribution to our revenues and operating results in the upcoming quarters. Having proven our capabilities, we will continue to compete in future tenders and we look forward to winning additional business in the coming quarters.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, May 31, 2011, at 10:30am Eastern Time.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US: 1 866 229 7198 ; Israel: 03 918 0687 ; UK: 0 800 404 8418 ; Intl.: +972 3 918 0687

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Three months Ended March 31,
	2011	2010	% change
Revenue	$11,540	$9,774	18.1

Cost of revenue	6,932	6,114	13.4

Gross profit	4,608	3,660	25.9
Operating expenses:
Research and development, net	1,017	1,096	(7.2)
Selling and marketing	3,226	2,233	44.5
General and administrative	1,594	1,926	(17.3)
Total operating expenses	5,837	5,255	11.1

Operating loss	(1,229)	(1,595)
Financial expense, net	(155)	(769)	(79.8)

Loss from continuing operations before income taxes	(1,384)	(2,364)
Income taxes	(200)	-

Net loss	$(1,584)	$(2,364)
Less: net income ( attributable to non-controlling interest	-	16
Loss attributable to Magal shareholders	(1,584)	(2,380)
Basic and diluted loss per share from continuing operations	$(0.15)	$(0.23)

		Three months Ended Dec. 31,
	2011%		2010%

Gross margin	39.9		37.4
Research and development, net as a % of revenues	8.8		11.2
Selling and marketing as a % of revenues	28.0		22.8
General and administrative as a % of revenues	13.8		19.7
Operating margin	(10.6)		(16.3)
Net margin	(13.7)		(24.4)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	March 31,	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$15,080	$16,596
Restricted deposit	2,800	2,692
Trade receivables	13,260	15,106
Unbilled accounts receivable	3,220	2,927
Other accounts receivable and prepaid expenses	3,266	2,417
Deferred income taxes	559	474
Inventories	10,778	10,340
Total current assets	48,963	50,552

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,789	1,568
Long-term bank deposits	4,337	2,196
Severance pay fund	2,192	2,148
Total long-term investments and receivables	8,318	5,912

PROPERTY AND EQUIPMENT, NET	7,060	6,794

OTHER INTANGIABLE ASSETS, NET	215	213

GOODWILL	2,121	2,026

TOTAL ASSETS	$66,677	$65,497

CURRENT LIABILITIES:
Short-term bank credit	$7,758	$9,327
Current maturities of long-term bank debt	355	503
Trade payables Customer advanced	3,596 4,494	3,937 2,428
Other accounts payable, accrued expenses and customer advances	9,233	7,745
Major shareholder loan	10,070	-
Total current liabilities	35,506	23,940

LONG-TERM LIABILITIES:
Long-term bank debt	68	50
Major shareholder loan Deferred income tax	- 199	9,907 190
Accrued severance pay	3,473	3,394
Total long-term liabilities	3,740	13,541

SHAREHOLDERS' EQUITY	27,431	28,016

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$66,677	$65,497
Total bank debt to total capitalization	0.30	0.35
Current ratio	1.38	2.11